# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Otis Worldwide Corp, CIK 0001781335
CUSIP: 68902V107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE CARRIER PLACE, ONE CARRIER PLACE, FARMINGTON, Connecticut (CT), 06032
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001532155-24-000215
Filed by CIK 0001109448

## Reporting persons
- AllianceBernstein L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 18,730,263; shared voting power 0; sole dispositive power 19,755,011; shared dispositive power 22,566; aggregate amount beneficially owned 19,796,382 (5% of the class)
  Comment: All media outlets, please contact Carly Symington at AllianceBernstein (629-213-5568) with any questions. All other questions can be directed to Section13USFilings@alliancebernstein.com.

## Item 1. Issuer
Name of issuer: Otis Worldwide Corp
Address of issuer's principal executive offices: ONE CARRIER PLACE, ONE CARRIER PLACE, FARMINGTON, CONNECTICUT, 06032.

## Item 2. Person Filing
Name of person filing: AllianceBernstein L.P. ("AllianceBernstein L.P.")
Address of principal business office or, if none, residence: 501 Commerce Street, Nashville, TN 37203
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 19,796,382 shares acquired solely for investment purposes on behalf of client discretionary nvestment advisory accounts
Percent of class: 4.95%
Sole power to vote or to direct the vote: 18,730,263
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 19,755,011
Shared power to dispose or to direct the disposition: 22,566

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AllianceBernstein L.P.: MELISSA GUERRA, VP/DIRECTOR OF COMPLIANCE (02/13/2025)